SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 27)

BELLUS HEALTH INC.
(Name of Company)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
07986A101
(CUSIP Number)
Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
July 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	07986A101	Schedule 13D	Page	2	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FMRC Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7.	SOLE VOTING POWER

NUMBER OF		20,124,000[1]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,981,254

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000[1]

WITH:	10.	SHARED DISPOSITIVE POWER

5,981,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,105,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%

14.	TYPE OF REPORTING PERSON

OO
1 Reflects the number of Common Shares that are issuable on conversion of the 20,124,000 Preferred Shares held by FMRC.

CUSIP No.	07986A101	Schedule 13D	Page	3	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John W. Churchill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		20,124,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,981,254

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000

WITH:	10.	SHARED DISPOSITIVE POWER

		5,981,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,105,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.1%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	4	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Vernon H. Strang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7.	SOLE VOTING POWER

NUMBER OF		20,124,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,981,254

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,124,000

WITH:	10.	SHARED DISPOSITIVE POWER

		5,981,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,105,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.1%

14.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	07986A101	Schedule 13D	Page	5	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Victoria Square Ventures Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		28,569,918[2]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,569,918[2]

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,569,918[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.7%

14.	TYPE OF REPORTING PERSON

HC, CO
2 Includes 21,672,000 Common Shares that are issuable on conversion of the 21,672,000 Preferred Shares held by VSV.

CUSIP No.	07986A101	Schedule 13D	Page	6	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Francesco Bellini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		798,541[3]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,822[4]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		798,541[3]

WITH:	10.	SHARED DISPOSITIVE POWER

1,461,822[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,260,363

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON

IN
3 Includes 178,541 Common Shares directly owned by Dr. Bellini, 480,000 Common Shares issuable under currently exercisable options (including 170,000 currently exercisable options held by Picchio International Inc., an entity controlled by Dr. Bellini), and 140,000 Common Shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company dated as of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.
4 Includes 1,461,822 Common Shares held of record by Dr. Bellini’s wife, Marisa Bellini, which Dr. Bellini may be deemed to own beneficially, but as to which he disclaims beneficial ownership.

CUSIP No.	07986A101	Schedule 13D	Page	7	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roberto Bellini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[5]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH:	10.	SHARED DISPOSITIVE POWER

1,368,684[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,684

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

IN
5 Roberto Bellini and Carlo Bellini are deemed to share beneficial ownership of 1,368,684 Common Shares held by Rocabe.

CUSIP No.	07986A101	Schedule 13D	Page	8	of	22	pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Carlo Bellini

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

NUMBER OF		64,200

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,368,684[6]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,200

WITH:	10.	SHARED DISPOSITIVE POWER

1,368,684[6]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,432,884

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

IN
6 Carlo Bellini and Roberto Bellini are deemed to share beneficial ownership of 1,368,684 Common Shares held by Rocabe.

ITEM 4. PURPOSE OF TRANSACTION
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.FFF
EX-99.GGG
EX-99.HHH

CUSIP No.	07986A101	Schedule 13D	Page	9	of	22	pages
This Amendment No. 27 amends the Schedule 13D filed on October 3, 2003, as amended (the “Statement”), and is filed by (i) FMRC Family Trust, (ii) John W. Churchill, (iii) Vernon H. Strang, (iv) Victoria Square Ventures Inc., (v) Dr. Francesco Bellini, (vi) Roberto Bellini and (vii) Carlo Bellini, relating to the common shares, no par value (the “BELLUS Shares” or “Common Shares”), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect. All dollar amounts are in Canadian dollars, except as otherwise indicated.
This Amendment No. 27 is filed to report the separate entry by VSV and Vitus into Stand-by Purchase Agreements with the Company in connection with the Company’s proposed rights offering.
ITEM 4. PURPOSE OF TRANSACTION
Item 6 is hereby incorporated in this Item 4. The purpose of the transaction is to support the efforts of the Company to obtain additional financing through the contemplated rights offering and to provide back up financing in the event that the rights offering is not fully subscribed.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended by adding the following at the end thereof:
On July 7, 2009, each of VSV and Vitus entered into a Stand-by Purchase Agreement, in the forms set forth as Exhibits FFF and GGG, respectively, with the Company in connection with the proposed rights offering to be conducted by the Company as described in such Exhibits FFF and GGG, which are incorporated herein by reference. Pursuant to the rights offering, the Company will offer eligible holders of its Common Shares the right to subscribe for up to 65,297,397 Common Shares at a price of $0.185 per Common Share (representing a 25% discount from the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding July 7, 2009). Only shareholders resident in Canada who are not U.S. persons will be eligible to participate in the rights offering. Pursuant to the Stand-by Purchase Agreements, each of VSV and Vitus agreed, separately, to subscribe for and purchase, subject to certain conditions, any shares not purchased in the rights offering, at the same price per Common Share as in the rights offering, up to a maximum aggregate subscription price of $4,000,000 for VSV and $4,000,000 for Vitus. The maximum number of shares that could be acquired pursuant to the Stand-by Purchase Agreements is 21,621,622 Common Shares for each of VSV and Vitus. Assuming that there were no other exercises of rights or issuances of Common Shares, the amounts to be acquired under each of the Stand-by Purchase Agreements would represent 22.6% of the then outstanding Common Shares.
The rights offering is subject to regulatory approval in Canada. If approved, it is contemplated that the rights offering and any purchases under the Stand-by Purchase Agreements would close on or before August 28, 2009. A copy of the Company’s press

CUSIP No.	07986A101	Schedule 13D	Page	10	of	22	pages
release announcing the proposed rights offering is set forth as Exhibit HHH hereto and incorporated herein by reference. If consummated, the rights offering would result in, among other things, a reduction of the conversion price (applicable upon maturity or upon the occurrence of certain other events) of the convertible notes due 2014 held by VSV and Vitus pursuant to the Note Purchase Agreements included as Exhibits AAA and BBB hereto.
None of the filing persons currently intend to exercise (except through the Stand-by Purchase Agreements, as applicable) any rights they receive in the rights offering with respect to Common Shares beneficially owned by them.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
FFF. Stand-by Purchase Agreement dated July 7, 2009 between Victoria Square Ventures Inc. and the Company.
GGG. Stand-by Purchase Agreement dated July 7, 2009 between Vitus Investments III Private Limited and the Company.
HHH. Press Release by Bellus Health Inc. dated July 7, 2009 Announcing $12M Rights Offering to Common Shareholders.

CUSIP No.	07986A101	Schedule 13D	Page	11	of	22	pages
SIGNATURE
      After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

FMRC FAMILY TRUST
By:	/s/ Vernon H. Strang
	Name:	Vernon H. Strang
	Title:	Trustee

CUSIP No.	07986A101	Schedule 13D	Page	12	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	13	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

CUSIP No.	07986A101	Schedule 13D	Page	14	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

VICTORIA SQUARE VENTURES INC.
By:	/s/ Stephane Lemay
	Name:	Stephane Lemay
	Title:	Vice-President

CUSIP No.	07986A101	Schedule 13D	Page	15	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

/s/ Francesco Bellini
DR. FRANCESCO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	16	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

/s/ Roberto Bellini
ROBERTO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	17	of	22	pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2009

/s/ Carlo Bellini
CARLO BELLINI

CUSIP No.	07986A101	Schedule 13D	Page	18	of	22	pages
EXHIBIT INDEX
EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.[14]

B.	Persons who may be deemed in control of Victoria Square Ventures Inc. [14]

C.	Directors and Executive Officers of the Filing Persons. [14]

D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]

E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]

F.	Warrant dated July 25, 2002. [1]

G.	Warrant dated February 18, 2003.[1]

H.	Joint Filing Agreement.[11]

I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]

J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]

K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]

L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]

M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]

N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]

O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]

P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]

CUSIP No.	07986A101	Schedule 13D	Page	19	of	22	pages

Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]

S.	Commitment Letter, dated February 14, 2005.[5]

T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]

U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]

V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]

W.	Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]

Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]

Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]

BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]

CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]

DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]

EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]

FF.	Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286

CUSIP No.	07986A101	Schedule 13D	Page	20	of	22	pages

Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.	Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]

II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]

JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]

KK.	Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008. [14]

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008. [14]

MM.	Form of First Amendment to Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee. [14]

NN.	Promissory Note, dated December 18, 2008, from 1324286 Alberta Ltd. to Victoria Square Ventures Inc. [15]

OO.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and 1324286 Alberta Ltd. [15]

PP.	Promissory Note, dated December 18, 2008, from Picchio Pharma Inc.. to 1324286 Alberta Ltd. [15]

QQ.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc. [15]

RR.	Promissory Note, dated December 18, 2008, from Picchio Pharma Ltd. to Victoria Square Ventures Inc. [15]

SS.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Victoria Square Ventures Inc., relating to the Class P special shares. [15]

TT.	Memorandum of Agreement, dated December 18, 2008, by and between Picchio Pharma Inc. and Rocabe Investments Inc., relating to the Class F special shares. [15]

CUSIP No.	07986A101	Schedule 13D	Page	21	of	22	pages

UU.	Board Representative Agreement, dated December 18, 2008, among Victoria Square Ventures Inc., 1324286 Alberta Ltd. and BELLUS Health Inc. [15]

VV.	Financing letter, dated February 25, 2009, from FMRC Family Trust to BELLUS Health Inc. [16]

WW.	Financing letter, dated February 25, 2009, from Victoria Square Ventures Inc. to BELLUS Health Inc. [16]

XX.	Form of Amendment, dated as of February 1, 2009, by and between BELLUS Health Inc. and the note holders listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Form 6-K of BELLUS Health Inc. filed on February 18, 2009).

YY.	Letter Agreement with Victoria Square Ventures Inc. dated March 30, 2009 and accepted by the Company on March 31, 2009.[17]

ZZ.	Letter Agreement with Vitus Investments III Private Limited dated March 30, 2009 and accepted by the Company on March 31, 2009.[17]

AAA.	Note Purchase Agreement dated April 16, 2009 between Victoria Square Ventures Inc. and the Company. [18]

BBB.	Note Purchase Agreement dated April 16, 2009 between Vitus Investments III Private Limited and the Company. [18]

CCC.	Board Representation Agreement dated April 16, 2009 between Victoria Square Ventures Inc. and the Company. [18]

DDD.	Board Representation Agreement dated April 16, 2009 between Vitus Investments III Private Limited and the Company. [18]

EEE.	Undertaking dated April 16, 2009 by Victoria Square Ventures Inc., Vitus Investments III Private Limited and the Company in favor of the Toronto Stock Exchange. [18]

FFF	Stand-by Purchase Agreement dated July 7, 2009 between Victoria Square Ventures Inc. and the Company.

GGG	Stand-by Purchase Agreement dated July 7, 2009 between Vitus Investments III Private Limited and the Company.

HHH	Press Release by Bellus Health Inc. dated July 7, 2009 Announcing $12M Rights Offering to Common Shareholders.

CUSIP No.	07986A101	Schedule 13D	Page	22	of	22	pages

1	Previously filed with Schedule 13D on October 3, 2003.

2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.

7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.

8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.

9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.

10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.

11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.

12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.

13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.

14	Previously filed with Amendment No. 20 to Schedule 13D on December 10, 2008.

15	Previously filed with Amendment No. 21 to Schedule 13D on December 22, 2008.

16	Previously filed with Amendment No. 22 to Schedule 13D on February 27, 2009.

17	Previously filed with Amendment No. 23 to Schedule 13D on April 6, 2009.

18	Previously filed with Amendment No. 24 to Schedule 13D on April 21, 2009.